Exhibit 1

VISTA
ENERGY FOR TOMORROW

2026

2nd Quarter Results

Mexico City, July 16, 2026
NYSE: VIST
BMV: VISTA

2026 2nd Quarter Results Mexico City, July 16, 2026 NYSE: VIST BMV: VISTA

July 16, 2026, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) reported today its financial and operational results corresponding to Q2 2026. Such results consolidate the acquisition of a 25.1% non-operating working interest in Bandurria Sur block and a 35.0% non-operating interest in Bajo del Toro block as of May 1, 2026.

Results shown in this filing are adjusted to exclude YPF S.A.’s 16.3% non-controlling interest in Bandurria Sur Participaciones S.A. (formerly Equinor Argentina S.A.U.). Bandurria Sur Participaciones holds a 30.0% non-operated working interest in the Bandurria Sur block, of which 25.1% is attributable to Vista and 4.9% to YPF. For further details, see the table on page 14.

The Company will present its Q2 2026 results through a webcast on Friday, July 17, 2026, at 7:00 am Mexico City time (9:00 am ET; 10:00 am BAT).

Q2 2026 highlights:

•

Total production in Q2 2026 was 156,061 boe/d, a 16% increase compared to Q1 2026, and a 32% increase compared to Q2 2025, of which 20% represented organic growth and the remaining 12% the consolidation of the 25.1% working interest in Bandurria Sur and 35% working interest in Bajo del Toro as of May 2026. Oil production in Q2 2026 was 135,427 bbl/d, a 33% increase y-o-y.

•

In Q2 2026, average realized crude oil price was 89.4 $/bbl, a 49% increase compared to Q1 2026, and a 44% increase compared to Q2 2025, in both cases driven by higher Brent crude oil and improved differentials. (1)

•	Realized natural gas price for Q2 2026 was 3.0 $/MMBtu, a 7% increase y-o-y, mainly driven by higher gas prices in the industrial sector.

•

Total revenues in Q2 2026 were 1,154.4 $MM, 66% above Q1 2026 and 89% above Q2 2025, mainly driven by oil production growth and higher oil prices. Total net revenues during the quarter were 1,103.7 $MM. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 100% of total net oil revenues. Net revenues from oil and gas exports were 737.7 $MM, representing 67% of total net revenues. (1)

•	Lifting cost in Q2 2026 was 4.5 $/boe, 4% below Q2 2025, driven by the dilution of fixed costs due to production growth and focus on cost control.

•	Selling expenses in Q2 2026 were 4.1 $/boe, an 8% increase y-o-y, driven by higher oil prices impacting Turnover Tax. (2)

•

Adjusted EBITDA for Q2 2026 was 805.2 $MM, a 99% increase y-o-y, mainly driven by an 89% increase in total revenue and flat operating unit costs. Adjusted EBITDA margin was 70%, 5 p.p. above Q1 2026 and 3 p.p. above Q2 2025. (2)

•

Net income in Q2 2026 was 321.7 $MM, an increase of 199% compared to the previous quarter and an increase of 37% compared to 235.3 $MM in Q2 2025, reflecting a higher Profit before income tax, partially offset by higher Income tax expense. Excluding the gain recognized from the acquisition of La Amarga Chica in Q2 2025 (202.5 $MM), net income expanded by more than 9 times year-over-year. Adjusted net income during Q2 2026 totaled 259.6 $MM, compared to 56.9 $MM in Q2 2025. EPS was 3.0 $/share in Q2 2026, compared to 2.3 $/share in Q2 2025. Adjusted EPS was 2.4 $/share in Q2 2026, compared to 0.5 $/share in Q2 2025.

•

Capex during Q2 2026 was 466.8 $MM. The Company invested 421.4 $MM in drilling, completion and workover of Vaca Muerta wells, mainly in connection with the drilling of 27 net wells, the completion of 24 net wells and the tie-in of 27 net new wells during the quarter. Additionally, the Company invested 22.5 $MM in development facilities, and 22.9 $MM in G&G studies, IT and other projects.

•	In Q2 2026, the Company recorded a free cash flow of 99.1 $MM. Free cash flow was 491.0 $MM excluding the payments related to the Equinor Transaction.

•	Cash flow generated by operating activities was 985.1 $MM, reflecting a decrease in working capital of 274.2 $MM and income tax payments of 53.1 $MM.

•

Cash flow used in investing activities reached 886.0 $MM for the quarter, reflecting accrued capex of 466.8 $MM, payments related to the Equinor Transaction of 391.9 $MM and an increase in capex-related working capital of 21.5 $MM.

•

Cash flow from financing activities totaled -109.8 $MM, mainly driven by the repayment of borrowings’ principal of 809.7 $MM and the payment of borrowings’ interests for 87.9 $MM, partially offset by proceeds from borrowings of 855.7 $MM. (3)

(1)

Revenues were 1,212 $MM in Q2 2026 and 865 $MM in Q1 2026. For comparison purposes, revenues and avg. realized oil prices are net of Commodity risk management contracts and Sea freight selling expenses. Commodity risk management contracts were 5.6 $MM in Q2 2026 and -150.7 $MM in Q1 2026. Sea freight selling expenses were 63.1 $MM in Q2 2026 and 20.0 $MM in Q1 2026, which were collected as revenues and incurred by our trading subsidiary VEISA.

(2)

Selling expenses were 121.0 $MM in Q2 2026 and 66.2 $MM in Q1 2026. For comparison purposes, Selling expenses are net of 63.1 $MM of Sea freight selling expenses incurred by our trading subsidiary VEISA in Q2 2026, equivalent to 4.4 $/boe, which were also collected as revenues, and 20.0 $MM equivalent to 1.6 $/boe in Q1 2026.

(3)

Q2 2026 Cash flow from financing activities is the sum of: (i) cash flow used in financing activities for 83.4 $MM; (ii) effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for -5.1 $MM; (iii) the variation in Argentine government bonds for 0.3 $MM; and (iv) Other investments for -21.5 $MM.

Vista Q2 2026 results

Production

Average net daily production

	Q2-26	Q1-26	Q2-25	▲ y/y	▲ q/q
Total (boe/d)	156,061	134,741	118,018	32%	16%
Oil (bbl/d)	135,427	116,655	102,197	33%	16%
Natural Gas (MMm3/d)	3.17	2.75	2.44	30%	15%
NGL (boe/d)	710	784	468	52%	(9)%

Total production in Q2 2026 was 156,061 boe/d, a 32% increase compared to Q2 2025, of which 20% represented organic growth and the remaining 12% the consolidation of the 25.1% working interest in Bandurria Sur block and 35% working interest in Bajo del Toro block as of May 1, 2026. Total production in Q2 2026 increased 16% compared to Q1 2026.

Oil production in Q2 2026 was 135,427 bbl/d, reflecting a 33% increase y-o-y and a 16% increase q-o-q. Natural gas production during Q2 2026 was 3.17 MMm3/d, a 30% increase compared to Q2 2025 and a 15% increase compared to the previous quarter. NGL production in Q2 2026 was 710 boe/d.

Q2 2026 Average net daily production by asset

	Target	Working interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)
Total WI production per concession			135,427	3.17	710	156,061

Aguada Federal	Shale	100%	7,212	0.12	44	8,009
Águila Mora	Shale	90%	306	0.01	—	353
Bajada del Palo Este	Shale	100%	14,346	0.12	5	15,107
Bajada del Palo Oeste	Shale	100%	58,802	1.31	100	67,114
Bandurria Norte	Shale	100%	—	—	—	—
Bajada del Palo Este	Conventional	100%	—	—	—	—
Bajada del Palo Oeste	Conventional	100%	7	0.05	(39)	275
Coirón Amargo Norte	Conventional	84.6%	—	—	—	—
CS-01 (México) (1)	Conventional	100%	—	—	—	—

Total operated production			80,673	1.60	110	90,859

La Amarga Chica	Shale	50%	41,867	0.95	—	47,814
Bandurria Sur (2)	Shale	25.1%	10,477	0.40	—	13,006
Bajo del Toro (2)	Shale	35%	1,179	0.01	—	1,230
25 de Mayo-Medanito (3)	Conventional	—	289	0.01	—	369
Acambuco	Conventional	1.5%	14	0.02	—	126
Agua Amarga (3)	Conventional	—	41	0.01	35	151
Entre Lomas (3)	Conventional	—	607	0.09	565	1,734
Jagüel de los Machos (3)	Conventional	—	280	0.08	—	773

Total non-operated production			54,753	1.57	600	65,202

Total shale production			134,190	3	149	152,633

Total conventional production			1,237	0.26	561	3,428

(1)

On November 6, 2025, the Company submitted a notice of irrevocable relinquishment of the CS-01 block to the Mexican Secretariat of Energy (“SENER” by its acronym in Spanish), which is pending confirmation to the date of issuance of this earnings release.

(2)	Bandurria Sur and Bajo del Toro consolidated as of May 1, 2026. Working interest production of both assets averaged 21.2 Mboe/d in May and June 2026.
(3)

Transferred Conventional Assets operated by Tango, effective March 1, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Revenues

Total revenues per product

Revenues per product - in $MM	Q2-26	Q1-26	Q2-25	▲ y/y	▲ q/q
Revenues	1,211.9	865.0	610.5	98%	40%
Commodity risk management contracts	5.6	(150.7)	—	—	(104)%
Sea freight selling expenses	(63.1)	(20.0)	—	—	216%
Revenues, net of the above	1,154.4	694.3	610.5	89%	66%
Export Duties	(50.6)	(23.8)	(17.6)	188%	113%
Net Revenues	1,103.7	670.6	593.0	86%	65%
Oil	1,068.5	650.8	566.7	89%	64%
Export market	734.8	428.5	342.2	115%	72%
Domestic market	333.6	222.3	224.5	49%	50%
Domestic market at export parity	333.6	222.3	224.5	49%	50%
Natural Gas	33.4	18.2	24.8	34%	83%
Export market	2.8	2.5	2.8	3%	13%
Domestic market	30.5	15.7	22.0	38%	94%
NGL	1.9	1.6	1.5	29%	21%

Average realized prices per product

Product	Q2-26	Q1-26	Q2-25	▲ y/y	▲ q/q
Oil ($/bbl) (1)	89.4	60.1	62.2	44%	49%
Export market (1)	85.8	59.2	61.3	40%	45%
Domestic market	98.7	61.9	63.6	55%	59%
Domestic market at export parity	98.7	61.9	63.6	55%	59%
Natural Gas ($/MMBTU)	3.0	2.0	2.8	7%	54%
Export market	5.3	4.1	5.7	(7)%	29%
Domestic market	2.9	1.8	2.7	9%	61%
NGL ($/tn)	406	324	427	(5)%	25%

Total sales volumes per product

Product	Q2-26		Q1-26	Q2-25	▲ y/y	▲ q/q
Oil (MMbbl)	11.9	(2)	10.8	9.1	31%	10%
Export market	8.6		7.2	5.6	54%	18%
Domestic market	3.4		3.6	3.5	(4)%	(6)%
Domestic market at export parity	3.4		3.6	3.5	(4)%	(6)%
Natural Gas (millions of MMBTU)	11.0		9.3	8.8	26%	18%
Export market	0.5		0.6	0.5	10%	(12)%
Domestic market	10.5		8.7	8.3	27%	21%
NGL (Mtn)	4.7		4.8	3.4	36%	(3)%

(1)

For comparison purposes, avg. realized oil prices are net of Commodity risk management contracts and Sea freight selling expenses, which were collected as revenues and incurred by VEISA, in Q2 2026 and Q1 2026.

(2)	Reflects inventory build-up of 0.44 MMbbl and sales of crude oil from third parties of 0.07 MMbbl, leading to quarterly oil production of 12.32 MMbbl and sales of 11.95 MMbbl.

During Q2 2026, total revenues were 1,211.9 $MM. Net of the effect of Commodity risk management contracts and Sea freight selling expenses, total revenues were 1,154.4 $MM, 66% above Q1 2026 and 89% above Q2 2025, mainly driven by oil production growth and higher oil prices. Total net revenues were 1,103.7 $MM. Net revenues from oil and gas exports were 737.7 $MM, representing 67% of total net revenues. (1)

Crude oil net revenues in Q2 2026 totaled 1,068.5 $MM, representing 96.8% of total net revenues and an 89% increase compared to Q2 2025, driven by oil production growth and higher realized oil prices. Average realized oil price during the quarter was 89.4 $/bbl, 49% above Q1 2026 and 44% above Q2 2025, mainly driven by higher Brent prices and improved differentials. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 100% of total net oil revenues.

During Q2 2026, the Company exported 72% of crude oil sales volumes. Net revenues from the oil export market accounted for 69% of net oil revenues, reaching 734.8 $MM.

Natural gas net revenues in Q2 2026 were 33.4 $MM, representing 3.0% of total net revenues. The average realized natural gas price for the quarter was 3.0 $/MMBtu, a 7% increase compared to Q2 2025. Plan GasAr represented 29% of total natural gas sales volume, with an average realized price of 3.5 $/MMBtu during the quarter. Sales to industrial clients represented 66% of total natural gas sales volume at an average realized price of 2.6 $/MMBtu. The remaining 5% of total natural gas sales volume was exported at an average realized price of 5.3 $/MMBtu.

NGL net revenues were 1.9 $MM during Q2 2026, representing 0.2% of total net revenues. NGL average price was 406 $/tn.

(1)

During Q4 2025, Vista Energy International S.A. (“VEISA”), the Company’s dedicated trading arm, started operations. VEISA is a company fully owned by Vista. Although VEISA sells mostly on a CIF (Cost, Insurance and Freight), CFR (Cost and Freight) or DAP (Delivered At Place) basis, for consistency purposes we will continue to report sales and realized prices on a FOB (Free On Board) equivalent basis.

Lifting Cost

	Q2-26	Q1-26	Q2-25	▲ y/y	▲ q/q
Lifting Cost ($MM)	63.7	52.3	50.3	27%	22%
Lifting cost ($/boe)	4.5	4.3	4.7	(4)%	4%

Lifting cost during Q2 2026 was 63.7 $MM, a 27% increase y-o-y and a 22% increase q-o-q.

On a per-unit basis, lifting cost in Q2 2026 was 4.5 $/boe, 4% below Q2 2025, reflecting the dilution of fixed costs due to production growth and focus on cost control, and 4% above Q1 2026, mainly driven by higher cost of peso-denominated goods and services amid flat FX rate.

Selling Expenses

	Q2-26	Q1-26	Q2-25	▲ y/y	▲ q/q
Selling expenses ($MM)	57.9	46.2	40.7	42%	25%
Selling expenses ($/boe)	4.1	3.8	3.8	8%	7%

Selling expenses were 121.0 $MM in Q2 2026 and 66.2 $MM in Q1 2026. For comparison purposes, figures shown in this section are net of 63.1 $MM and 20.0 $MM of Sea freight selling expenses incurred and collected as revenues by VEISA, leading to selling expenses net of such effect of 57.9 $MM and 46.2 $MM in Q2 2026 and Q1 2026, respectively.

On a per-unit basis, selling expenses in Q2 2026 were 4.1 $/boe, an 8% increase y-o-y, driven by higher oil prices, impacting Turnover Tax.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q2-26	Q1-26	Q2-25	▲ y	▲ q
Profit for the period, net	321.7	107.7	235.3	86.4	214.0

(+) Income tax expense / (benefit)	116.5	35.8	58.5	58.0	80.7
(+) Financial income (expense), net	96.9	68.4	65.7	31.2	28.6
(+) Income (loss) from investment in associates	(4.1)	3.7	1.0	(5.0)	(7.8)

Operating profit	531.1	215.6	360.5	170.6	315.5

(+) Depreciation, depletion and amortization	270.5	229.7	176.9	93.5	40.7
(+) Restructuring expenses	0.8	0.5	23.7	(23.0)	0.3
(+) Impairment of long-lived assets	—	—	38.3	(38.3)	—
(+) Other non-cash costs related to the transfer of conventional assets	2.9	5.0	7.6	(4.7)	(2.1)
(+) Gain from business combination	—	—	(202.5)	202.5	—

Adjusted EBITDA (1)	805.2	450.8	404.5	400.7	354.4

Adjusted EBITDA Margin (%) (2)	70%	65%	66%	+3p.p.	+5p.p.

Adjusted EBITDA was 805.2 $MM in Q2 2026, a 79% increase compared to 450.8 $MM in Q1 2026 and a 99% increase compared to 404.5 $MM in Q2 2025, mainly driven by revenue growth of 66% and 89% respectively, while operating unit costs remained flat. Adjusted EBITDA margin was 70%, 5 p.p. above Q1 2026 and 3 p.p. above Q2 2025.

(1)

Adj. EBITDA = Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Income (loss) from investments in associates + Impairment of long-lived assets + Gain from business combination + Gain from asset disposals + Restructuring expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total Revenues + Gain from Exports Increase Program – Sea freight selling expenses + Commodity risk management contracts). Gain from Exports Increase Program is zero as of Q2 2025. Adj. EBITDA Margin for Q2 2026 (70%) = Adj. EBITDA (805.2 $MM) / (Total Revenues (1,211.9 $MM) + Gain from Exports Increase Program (0.0 $MM) – Sea freight selling expenses (63.1 $MM) + Commodity risk management contracts (5.6 $MM)).

Net Income and Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q2-26	Q1-26	Q2-25	▲ y	▲ q
Profit for the period, net	321.7	107.7	235.3	86.4	214.0

Adjustments:				—	—
(+) Deferred Income tax	(65.1)	(19.7)	(21.8)	(43.3)	(45.4)
(+) Impairment of long-lived assets	—	—	38.3	(38.3)	—
(+) Other non-cash costs related to the transfer of conventional assets	2.9	5.0	7.6	(4.7)	(2.1)
(+) Gain from business combination	—	—	(202.5)	202.5	—
Adjustments to Net Income/Loss	(62.2)	(14.7)	(178.4)	116.2	(47.5)

Adjusted Net Income/Loss	259.6	93.0	56.9	202.6	166.5

Adjusted EPS ($/share) (1)	2.38	0.89	0.55	1.84	1.49
EPS ($/share) (1)	2.95	1.03	2.26	0.70	1.92

Net income in Q2 2026 was 321.7 $MM, compared to 235.3 $MM in Q2 2025, mainly driven by (a) higher Adjusted EBITDA of 805.2 $MM in Q2 2026 compared to 404.5 $MM in Q2 2025, (b) no Impairment of long-lived assets in Q2 2026 compared to 38.3 $MM in Q2 2025, (c) lower Restructuring expenses of 0.8 $MM in Q2 2026 compared to 23.7 $MM in Q2 2025, partially offset by (d) higher Depreciation, depletion and amortization of 270.5 $MM in Q2 2026 compared to 176.9 $MM in Q2 2025, (e) higher Income tax expense of 116.5 $MM in Q2 2026 compared to 58.5 $MM in Q2 2025, (f) higher Financial expense, net of 96.9 $MM in Q2 2026 compared to 65.7 $MM in Q2 2025, and (g) a non-recurring Gain from business combination related to La Amarga Chica acquisition of 202.5 $MM in Q2 2025.

Adjusted net income in Q2 2026 was 259.6 $MM, compared to 56.9 $MM in Q2 2025, mainly driven by (a) higher Adjusted EBITDA and (b) lower Restructuring expenses, partially offset by (c) higher Current income tax expense of 181.6 $MM in Q2 2026 compared to 80.3 $MM in Q2 2025, (d) higher Depreciation, depletion and amortization, and (e) higher Financial expense, net (as explained above).

EPS was 3.0 $/share in Q2 2026, compared to 2.3 $/share in Q2 2025 and 1.0 $/share in Q1 2026. Adjusted EPS was 2.4 $/share in Q2 2026, compared to 0.5 $/share in Q2 2025 and 0.9 $/share in Q1 2026. (1)

(1)

EPS (Earnings per share): Profit for the period, net divided by weighted average number of ordinary shares. Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q2 2026, Q1 2026, and Q2 2025 were 108,909,959, 104,615,383, and 104,263,344, respectively.

Capex

Capex during Q2 2026 was 466.8 $MM. The Company invested 421.4 $MM in drilling, completion and workover of Vaca Muerta wells, mainly in connection with the drilling of 27 net wells, the completion of 24 net wells and the tie-in of 27 net new wells during the quarter. Additionally, the Company invested 22.5 $MM in development facilities, and 22.9 $MM in G&G studies, IT and other projects.

Operated wells tied-in during Q2 2026

Concession	Well name	Pad number	Landing zone	Lateral length (mts)

Bajada del Palo Oeste	21002	BPO-43	Lower Carbonate	2,636

Bajada del Palo Oeste	21003	BPO-43	Organic	2,421

Bajada del Palo Oeste	21004	BPO-43	La Cocina	3,618

Bajada del Palo Oeste	21005	BPO-43	Lower Carbonate	2,705

Bajada del Palo Oeste	2691	BPO-44	La Cocina	3,273

Bajada del Palo Oeste	2692	BPO-44	La Cocina	3,388

Bajada del Palo Oeste	2693	BPO-44	Organic	3,043

Bajada del Palo Oeste	2694	BPO-44	La Cocina	3,158

Bajada del Palo Oeste	2695	BPO-44	Organic	2,468

Bajada del Palo Este	2322	BPE-12	La Cocina	2,870

Bajada del Palo Este	2323	BPE-12	La Cocina	2,583

Bajada del Palo Este	2324	BPE-12	La Cocina	2,877

Aguada Federal	1401	AF-7	La Cocina	3,593

Aguada Federal	1402	AF-7	La Cocina	3,611

Aguada Federal	1403	AF-7	La Cocina	3,392

Aguada Federal	1404	AF-7	La Cocina	3,595

Financial overview

During Q2 2026, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 604.7 $MM.

In Q2 2026, the Company recorded a free cash flow of 99.1 $MM. Free cash flow was 491.0 $MM excluding the payments related to the Equinor Transaction.

Cash flow generated by operating activities was 985.1 $MM, reflecting a decrease in working capital of 274.2 $MM and income tax payments of 53.1 $MM.

Cash flow used in investing activities reached 886.0 $MM for the quarter, reflecting accrued capex of 466.8 $MM, payments related to the Equinor Transaction of 391.9 $MM and an increase in capex-related working capital of 21.5 $MM.

Cash flow from financing activities totaled -109.8 $MM, mainly driven by the repayment of borrowings’ principal of 809.7 $MM and the payment of borrowings’ interests for 87.9 $MM, partially offset by proceeds from borrowings of 855.7 $MM. (1)

Gross debt totaled 3,661.4 $MM as of quarter end, resulting in a net debt of 3,056.8 $MM. At the end of Q2 2026, net leverage ratio was 1.25x on a pro forma basis (i.e., as if Bandurria Sur and Bajo del Toro had been acquired on May 1, 2025) and 1.41x on a non-pro forma basis, compared to 1.93x by quarter-end Q2 2025.(2)

(1)

Q2 2026 Cash flow from financing activities is the sum of: (i) cash flow used in financing activities for 83.4 $MM; (ii) effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for -5.1 $MM; (iii) the variation in Argentine government bonds for 0.3 $MM; and (iv) Other investments for -21.5 $MM.

(2)

Pro forma values calculated as if Bandurria Sur and Bajo del Toro had been acquired on May 1, 2025. Pro forma Net Leverage Ratio (1.25x) = (Gross financial debt (3,661 $MM) – Cash, bank balances and other short-term investments (605 $MM)) / Pro forma LTM Adj. EBITDA (2,444 $MM).

Vista Energy S.A.B. de C.V.

Stake-adjusted profit for the period (1)

(Amounts expressed in thousand U.S. Dollars)

	Q2 2026	Q1 2026	Q2 2025
Total Revenues	1,211,915	865,012	610,542
Oil	1,176,752	845,183	584,261
Natural gas	33,268	18,268	24,808
NGL and others	1,896	1,561	1,473

Cost of Sales	(519,281)	(392,655)	(325,346)

Operating costs	(63,731)	(52,319)	(50,290)
Crude oil stock fluctuation	10,384	(187)	(6,206)
Royalties and others	(186,744)	(95,857)	(84,291)
Purchases of crude oil	(5,802)	(9,569)	—
Depreciation, depletion and amortization	(270,463)	(229,726)	(176,940)
Other non-cash costs related to the transfer of conventional assets	(2,924)	(4,997)	(7,619)

Gross profit	692,634	472,357	285,196

Selling expenses	(121,002)	(66,157)	(40,705)
General and administrative expenses	(44,326)	(41,326)	(29,712)
Exploration expenses	—	—	(164)
Other operating income	447	2,811	208,073
Other operating expenses	(2,294)	(1,385)	(23,969)
Impairment of long-lived assets	—	—	(38,252)
Commodity risk management contracts	5,598	(150,712)	—

Operating profit	531,056	215,588	360,467

Income (loss) from investments in associates	4,069	(3,701)	(979)
Interest income	5,001	3,180	274
Interest expense	(64,495)	(54,885)	(40,106)
Other financial income (expense)	(37,416)	(16,653)	(25,841)

Other financial income (expense), net	(96,910)	(68,358)	(65,673)

Profit before income tax	438,215	143,529	293,815

Current income tax (expense)/benefit	(181,582)	(55,506)	(80,286)
Deferred income tax (expense)/benefit	65,101	19,690	21,760

Income tax (expense)/benefit	(116,481)	(35,816)	(58,526)

Profit for the period, net	321,735	107,713	235,289

(1)

Results shown in this table are adjusted to exclude YPF S.A.’s 16.3% non-controlling interest in Bandurria Sur Participaciones S.A. (formerly Equinor Argentina S.A.U.). Bandurria Sur Participaciones holds a 30.0% non-operated working interest in the Bandurria Sur block, of which 25.1% is attributable to Vista and 4.9% to YPF. For further details, see the table on page 14.

Vista Energy S.A.B. de C.V.

Reconciliation to Stake-Adjusted Results

(Amounts expressed in thousand U.S. Dollars)

Following the closing of the Equinor Transaction, through which Vista acquired a 25.1% non-operated working interest in the Bandurria Sur block and a 35.0% non-operated working interest in the Bajo del Toro block, Vista began consolidating Bandurria Sur Participaciones S.A., formerly Equinor Argentina S.A.U. Bandurria Sur Participaciones holds a 30.0% non-operated working interest in the Bandurria Sur block, of which 25.1% is attributable to Vista and 4.9% is attributable to YPF’s 16.3% non-controlling interest. Accordingly, the table below shows the adjustments made to exclude YPF’s non-controlling interest from Vista’s reported Q2 2026 consolidated results.

	Q2 2026 As filed	Non-controlling adjustments	Q2 2026 Stake adjusted
Total Revenues	1,234,902	(22,987)	1,211,915
Oil	1,198,951	(22,199)	1,176,752
Natural gas	34,055	(787)	33,268
NGL and others	1,896	—	1,896

Cost of Sales	(526,572)	7,291	(519,281)

Operating costs	(64,789)	1,058	(63,731)
Crude oil stock fluctuation	10,445	(61)	10,384
Royalties and others	(190,319)	3,575	(186,744)
Purchases of crude oil	(5,802)	—	(5,802)
Depreciation, depletion and amortization	(273,183)	2,720	(270,463)
Other non-cash costs related to the transfer of conventional assets	(2,924)	—	(2,924)

Gross profit	708,330	(15,696)	692,634

Selling expenses	(122,113)	1,111	(121,002)
General and administrative expenses	(44,457)	131	(44,326)
Exploration expenses	—	—	—
Other operating income	512	(65)	447
Other operating expenses	(2,294)	—	(2,294)
Impairment of long-lived assets	—	—	—
Commodity risk management contracts	5,598	—	5,598

Operating profit	545,576	(14,520)	531,056

Income (loss) from investments in associates	4,069	—	4,069
Interest income	5,001	—	5,001
Interest expense	(64,495)	—	(64,495)
Other financial income (expense)	(37,227)	(189)	(37,416)

Other financial income (expense), net	(96,721)	(189)	(96,910)

Profit before income tax	452,924	(14,709)	438,215

Current income tax (expense)/benefit	(185,878)	4,296	(181,582)
Deferred income tax (expense)/benefit	65,940	(839)	65,101

Income tax (expense)/benefit	(119,938)	3,457	(116,481)

Profit for the period, net	332,986	(11,251)	321,735

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. Dollars)

	As of June 30, 2026	As of December 31, 2025
Property, plant and equipment	7,406,581	5,543,032
Goodwill	22,576	22,576
Other intangible assets	16,406	18,485
Right-of-use assets	112,171	153,283
Biological assets	18,343	15,855
Investments in associates	74,934	54,542
Trade and other receivables	466,887	373,026
Deferred income tax assets	77,542	36,514
Total noncurrent assets	8,195,440	6,217,313
Inventories	22,779	9,457
Trade and other receivables	487,349	347,681
Cash, bank balances and other short-term investments	604,657	538,402
Total current assets	1,114,785	895,540
Total assets	9,310,225	7,112,853

Deferred income tax liabilities	445,963	298,664
Lease liabilities	57,003	88,451
Provisions	64,539	51,513
Borrowings	2,965,648	2,803,982
Employee benefits	20,824	16,226
Income tax liability	13,314	13,964
Trade and other payables	606,358	292,236
Total noncurrent liabilities	4,173,649	3,565,036
Provisions	2,148	10,800
Lease liabilities	36,158	55,452
Borrowings	695,760	350,095
Salaries and payroll taxes	14,368	35,891
Income tax liability	209,805	120,910
Other taxes and royalties	68,761	43,945
Trade and other payables	584,234	419,130
Total current liabilities	1,611,234	1,036,223
Total liabilities	5,784,883	4,601,259
Equity attributable to shareholders of the parent company	3,335,352	2,511,594
Equity attributable to non-controlling interests	189,990	—
Total equity	3,525,342	2,511,594

Total equity and liabilities	9,310,225	7,112,853

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. Dollars)

	For the period from April 1 to June 30, 2026	For the period from April 1 to June 30, 2025
Revenue from contracts with customers	1,234,902	610,542
Revenues from crude oil sales	1,198,951	584,261
Revenues from natural gas sales	34,055	24,808
Revenues from LPG sales	1,896	1,473
Cost of sales	(526,572)	(325,346)
Operating costs	(64,789)	(50,290)
Crude oil stock fluctuation	10,445	(6,206)
Royalties and others	(190,319)	(84,291)
Purchases of crude oil	(5,802)	—
Depreciation, depletion and amortization	(273,183)	(176,940)
Other non-cash costs related to the transfer of conventional assets	(2,924)	(7,619)

Gross profit	708,330	285,196

Selling expenses	(122,113)	(40,705)
General and administrative expenses	(44,457)	(29,712)
Exploration expenses	—	(164)
Other operating income	512	208,073
Other operating expenses	(2,294)	(23,969)
Commodity risk management contracts	5,598	—
Impairment of long-lived assets	—	(38,252)

Operating profit	545,576	360,467

Income (loss) from investments in associates	4,069	(979)
Interest income	5,001	274
Interest expense	(64,495)	(40,106)
Other financial income (expense)	(37,227)	(25,841)

Financial income (expense), net	(96,721)	(65,673)

Profit before income tax	452,924	293,815

Current income tax (expense)	(185,878)	(80,286)
Deferred income tax benefit	65,940	21,760

Income tax (expense)	(119,938)	(58,526)

Profit for the period, net	332,986	235,289

Other comprehensive income for the period	(2,872)	(1,190)

Total comprehensive profit for the period	330,114	234,099

	For the period from April 1 to June 30, 2026	For the period from April 1 to June 30, 2025
Profit for the period, net attributable to:
Shareholders of the parent company	321,735	235,289
Non-controlling interests	11,251	—
Total comprehensive income for the period attributable to:
Shareholders of the parent company	318,863	234,099
Non-controlling interests	11,251	—

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. Dollars)

	For the period from April 1 to June 30, 2026	For the period from April 1 to June 30, 2025
Cash flows from operating activities
Profit for the period, net	332,986	235,289
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance for expected credit losses	—	—
Share-based payments	19,104	9,302
Net increase in provisions	1,503	226
Net changes in foreign exchange rate	5,870	(23,664)
Discount of assets and liabilities at present value	12,345	2,194
Discount for well plugging and abandonment	1,074	410
Income tax expense	119,938	58,526
Other non-cash costs related to the transfer of conventional assets	2,924	7,619
Employee benefits	203	198
Items related to investing activities:
Gain from Business Combination	—	(202,474)
Interest income	(5,001)	(274)
Changes in the fair value of financial assets	(3,789)	(7,051)
Depreciation and depletion	270,447	174,837
Amortization of intangible assets	2,736	2,103
Impairment of long-lived assets	—	38,252
Income (loss) from investment in associates	(4,069)	979
Items related to financing activities:
Interest expense	64,495	40,106
Amortized cost	1,424	6,216
Interest expense on lease liabilities	840	902
Other taxes interest	748	38,687
Other financial income (expense)	18,715	8,147
Changes in working capital:
Trade and other receivables	211,672	(95,519)
Inventories	(10,445)	6,206
Trade and other payables	6,328	(7,452)
Payments of employee benefits	(122)	(137)
Salaries and payroll taxes	1,604	(50,235)
Other taxes and royalties	(470)	(37,791)
Provisions	(3,446)	—
Income tax payment	(60,413)	(215,004)

Net cash flows provided by operating activities	987,201	(9,402)

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets	(499,335)	(495,925)
Payment for Business Combination, net of cash acquired	(586,662)	(841,555)
Proceeds from BSP and Bajo del Toro Sale	203,907	—
Payments for acquisitions of other intangible assets	(3,098)	(601)
Proceeds from the transfer of conventional assets	—	—
Payments for acquisitions of investments in associates	(7,750)	(8,980)
Interest received	5,001	274

Net cash flows (used in) investing activities	(887,937)	(1,346,787)

Cash flows from financing activities:
Proceeds from borrowings	855,717	1,378,570
Payment of borrowings principal	(809,705)	(514,153)
Payment of borrowings interest	(87,870)	(43,668)
Payment of borrowings cost	(4,899)	(9,617)
Payments of other taxes interest	(748)	(10,256)
Payments of other financial income (expense)	(9,997)	(8,147)
Payment of lease	(25,901)	(23,710)

Net cash flow provided by (used in) financing activities	(83,403)	769,019

	For the period from April 1 to June 30, 2026	For the period from April 1 to June 30, 2025
Net increase (decrease) in cash and cash equivalents	15,861	(587,170)

Cash and cash equivalents at beginning of year / period	586,304	733,403
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	(5,143)	767
Net increase (decrease) in cash and cash equivalents	15,861	(587,170)

Cash and cash equivalents at end of period	597,022	147,000

	For the period from April 1 to June 30, 2026	For the period from April 1 to June 30, 2025
Net cash flows provided by (used in) operating activities
Shareholders of the parent company	985,089	(9,402)
Non-controlling interests	2,112	—
Net cash flows (used in) investing activities
Shareholders of the parent company	(885,981)	(1,346,787)
Non-controlling interests	(1,956)	—
Net cash flows provided by (used in) financing activities
Shareholders of the parent company	(83,403)	769,019
Non-controlling interests	—	—

Note: Vista’s historical operational and financial information is available on the Company’s website (https://www.vistaenergy.com/en/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. Dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (“IFRS”). Some of the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil.

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent.

•	1 million British thermal units = 27.096 cubic meters of gas.

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. Dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. Dollars year on year

•	$MM: Million U.S. Dollars.

•	$M: Thousand U.S. Dollars.

•	$/bbl: U.S. Dollars per barrel of oil.

•	$/boe: U.S. Dollars per barrel of oil equivalent.

•	$/MMBtu: U.S. Dollars per million British thermal unit.

•	$/tn: U.S. Dollars per metric ton.

•

Adj. EBITDA / Adjusted EBITDA: Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Income (loss) from investments in associates + Impairment of long-lived assets + Gain from business combination + Gain from asset disposals + Restructuring expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets.

•	Adjusted EBITDA margin: Adjusted EBITDA divided by (Total Revenues + Gain from Exports Increase Program – Sea freight selling expenses + Commodity risk management contracts).

•	Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares.

•

Adjusted Net Income: Profit for the period, net + Deferred Income Tax (expense)/benefit + Impairment of long-lived assets + Changes in fair value of warrants + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination

•	Bandurria Sur Participaciones: Bandurria Sur Participaciones S.A., formerly Equinor Argentina S.A.U.

•	boe: Barrels of oil equivalent (see conversion metrics above).

•	boe/d: Barrels of oil equivalent per day.

•	bbl/d: Barrels of oil per day.

•	CNBV: Mexican National Banking and Securities Commission.

•

Conventional Assets Transaction: assets transferred to Tango (formerly Petrolera Aconcagua Energía S.A.), effective on March 1st, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

•	EPS (Earnings per share): Net Income/Loss divided by weighted average number of ordinary shares.

•

Equinor Transaction: On February 1, 2026, the Company entered into a series of agreements to acquire a 25.1% non-operating working interest in the Bandurria Sur block and a 35.0% non-operating working interest in the Bajo del Toro block. The closing of the acquisition was completed on May 7, 2026. For more information, please refer to the Relevant Fact published on May 7, 2026 on our website: https://www.vistaenergy.com/en/investors

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow.

•	G&G: Geological and geophysical.

•

La Amarga Chica Acquisition: On April 15, 2025, the Company acquired 100% of the capital stock of Vista Energy LACh S.A. (formerly known as Petronas E&P Argentina S.A.), which holds 50% working interest in La Amarga Chica unconventional concession, located in Vaca Muerta.

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets.

•	Mbbl: Thousands of barrels of oil.

•	MMboe: Million barrels of oil equivalent.

•	MMbbl: Million barrels of oil.

•	MMm3/d: Million cubic meters per day.

•	Mts: meters.

•

Plan GasAr: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume at an average annual price of 3.29 $/MMBtu for a four-year term ending on December 31, 2024. Through Resolutions 860/2022 and 265/2023, Vista’s allocated volume increased to 1.14 MMm3/d at the same average annual price for a second four-year term ending on December 31, 2028.

•	p.p: percentage points.

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year.

•	q-o-q: Quarter on quarter

•	SEC: U.S. Securities Exchange Commission.

•	Tango: Tango Energy S.A., formerly Petrolera Aconcagua Energía S.A.

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Tango, effective as of March 1, 2023.

•	Turnover Tax: refers to the tax on gross revenues collected in Argentina, known as “Ingresos Brutos” in Spanish.

•	VEISA: Vista Energy International S.A.

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at https://www.vistaenergy.com/en/investors.

This presentation does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC, the Mexican National Securities Registry held by the CNBV or an exemption from such registrations.

This presentation does not contain all of the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding of amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers, employees, or any other person (the “Related Parties”) as to the accuracy, completeness, or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance placed on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation, or liability (whether direct or indirect, in contract, tort, or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS financial measures, which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion, and change without notice.

This presentation includes “forward-looking statements” concerning the future. Words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance, or similar estimation about future results, performance, or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results, as well as cost estimations, are based on information as of the date of this presentation and reflect numerous assumptions, including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances, or other estimations of future results, performance, or achievements. We have not warranted the accuracy, reliability, appropriateness, or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward looking statements, including, among other things uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we may operate in the future; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina; significant economic or political developments in Mexico, Argentina and the United States; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the imposition of import restrictions on goods that are key for the maintenance of our assets; the revocation or amendment of our respective concession agreements by the granting authority; our ability to renew certain hydrocarbon exploitation concessions; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation and/or appreciation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for oil and gas in particular, and energy in general, both in Argentina and globally; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses, including Vista Energy LACh S.A.; our expectations for future production, costs and crude oil prices used in our projections; changes to our capital expenditure plans; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserves estimates; increased market competition in the energy sectors in Argentina and Mexico; potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Argentina, Mexico or other Latin American countries; climate change and severe weather events; any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations; adverse global macroeconomic environments, including trade wars, high inflation, a global recession, and increasing market volatility, especially in relation to commodities prices; and ongoing and potential geopolitical conflicts, including, among others, those involving Russia and Ukraine; the United States, Israel, Hamas, Iran and several countries in the Middle East; and tensions between China and Taiwan.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely publishes important information for investors in the Investor Relations support section on its website, www.vistaenergy.com/en/investors. From time to time, Vista may use its website as a channel for distributing material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls, and webcasts.

Enquiries:

ir@vistaenergy.com

Argentina: +54.11.3754.8500

Mexico: +52.55.1555.7104